Genesis Electronics Group, Inc.

26 South Rio Grande Street

#2072

Salt Lake City, Utah 84101

January 30, 2023

VIA EDGAR

Nicholas Nalbantian

Office of Trade and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Genesis Electronics Group, Inc. Offering Statement on Form 1-A Commission File No. 024-12106

Dear Mr. Nalbantian:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement on Form 1-A be accelerated and that the Post-Qualification Amendment be declared qualified Tuesday, January 31, 2023, at 3:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement on Form 1-A will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

-	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Braden Jones

Braden Jones

Chief Executive Officer

Genesis Electronics Group, Inc.